SUBMISSION VIA EDGAR

August 15, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: Responses to the Securities and Exchange Commission

Staff Comments dated August 4, 2022, regarding

KWESST Micro Systems Inc.

Draft Registration Statement on Form F-1

Submitted July 6, 2022

CIK No. 0001889823

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the August 4, 2022, letter regarding the above-referenced confidential Draft Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") confidentially submitted on July 6, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR a Registration Statement on Form F-1 (the "Form F-1") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1.

Our responses are as follows:

Draft Registration Statement on Form F-1

Cover Page

Staff Comment No. 1.

Please revise your cover page and summary of "The Offering" on page 10 to:

• disclose the exercise limitation for holders of your Warrants;

• clarify, if true, that the exercise limitation is also applicable to the Warrants underlying the Pre-Funded Units;

August 15, 2022

• state that the Units and Pre-funded Units will not be listed on Nasdaq or on any national securities exchange; and

• clarify if any insiders or company affiliates have indicated an intention to purchase Pre-funded Units.

Company's Response:

In response to the Staff's comment, we have added disclosure on the cover page and pages 11 and 12 to disclose the exercise limitation for holders of Warrants, to clarify the exercise limitation applies to all Warrants and Pre-funded Warrants, to clarify that the Common Units and Pre-funded Units will not be listed on any national securities exchange or trading market and  to clarify that neither insiders nor affiliates have indicated an intention to purchase Pre-funded Units.

Staff Comment No. 2.

We note that you have granted the underwriter a 45-day over-allotment option exercisable to purchase "up to an additional Common Shares, Pre-funded Warrants and/or Warrants, in each case representing up to 15% of such securities sold in the offering." Please explain the reasons for structuring the over-allotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending on the security used to cover over-allotments. Also clarify whether the underwriter will receive any commissions or discounts with respect to over-allotment Warrants, in light of the expected price of $0.00001. Please reconcile your disclosure on page 10 that the purchase price to be paid per additional Pre-funded Warrant will be equal to the public offering price of one Pre-funded Warrant with your disclosure on your cover page that the Pre-funded Warrants cannot be purchased separately in your offering. On your cover page and in your prospectus, please disclose the range of proceeds that you will receive if the over-allotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Company's Response:

In response to the Staff’s comment, we have added disclosure on the cover page and pages 12 and 103 to clarify the mechanics of the over-allotment option and that the underwriter will not receive any commissions or discounts with respect to over-allotment Warrants. The Over-Allotment Option structure for the purchase of the components of the Common Units or Pre-funded Units exists to provide the underwriter with flexibility in transactions to stabilize or maintain the price of our securities in connection with facilitating the offering of the securities. The “Underwriting” section of the prospectus discloses the actions that the underwriter may take and we have revised the prospectus in response to the Staff’s other comments to provide additional disclosure on the potential impact of the exercise of the Over-Allotment Option for the individual components of the Common Units or Pre-funded Units. We have also disclosed on the cover page and on page 12 the range of proceeds that we will receive if the over-allotment option is exercised entirely for Common Shares or Pre-funded Warrants, and if exercised entirely for Warrants.

Prospectus Summary, page 3

Staff Comment No. 3.

Revise to clearly explain the stage of development for each of your products and solutions. With respect to any products or solutions that are currently complete, disclose the sales and marketing efforts you have undertaken to date and which products or solutions are in full production.

August 15, 2022

Company's Response:

In response to the Staff's comment, we have added disclosure on pages 3-5 with respect to the stage of development of each of our products and solutions as well as the sales and marketing efforts undertaken to date for products and solutions that in full production.

Risk Factors, page 16

Staff Comment No. 4.

We note your disclosure that you "will be subject to extensive regulation in the United States for our non-lethal systems." Please expand your risk factor disclosure to address that you have "self-classified the .67 caliber version of the PARA OPS devices as a 'destructive device,' providing us with the ability to go to market much sooner than waiting for ATF classification ruling," according to your disclosure on page 50. Please clarify whether this means your non-lethal devices are considered "firearms" and whether you are considered a firearms manufacturer. Advise whether you plan to self-classify your other non-lethal products and whether there are any material risks associated with the self-classification of your devices, including if the ATF or other authorities ultimately disagree with your self-classification. Additionally, please expand your risk factor disclosure to further address the extensive regulation that you will be exposed to in the United States to the extent your devices are classified as "firearms" and you are a firearms manufacturer. Finally, please clarify which of the PARA OPS products you disclose on page 39 relates to the .67 caliber version of the PARA OPS devices and whether it is a reciprocating or non-reciprocating device.

Company's Response:

In response to the Staff's comment, we have revised the relevant risk factor on pages 30 and 31.  Further, we have clarified on pages 42 and 43 which of the PARA OPS products relate to the .67 caliber version of PARA OPS devices and which are reciprocating and non-reciprocating.

You will experience immediate and substantial dilution as a result of this offering, page 16

Staff Comment No. 5.

Your risk factor discusses the impact of substantial dilution "assuming no sale of any Pre- funded Units" or if the underwriter exercises its Over-Allotment Option. Please expand your risk factor disclosure to discuss all potential sources of dilution, including from the exercise of any Pre-funded Warrants included in the Pre-funded Units and from the exercise of Warrants.

Company's Response:

In response to the Staff's comment, we have expanded the relevant risk factor on page 18 to discuss all potential dilution, including from the exercise of any Pre-funded Warrants included in the Pre-funded Units and from the exercise of Warrants.

Global inflationary pressure may have an adverse impact on our gross margins and our business, page 18

August 15, 2022

Staff Comment No. 6.

Your disclosure indicates that inflation has caused a significant increase in the cost of raw materials you source to manufacture your products and prototypes. Please disclose the specific raw materials that have been or may be impacted. Please also reconcile this risk factor with your disclosure on page 47 that you "are not aware of material sourcing issues or pricing volatility of raw materials."

Company's Response:

In response to the Staff's comment, we have expanded the relevant risk factor on page 20 and added disclosure on page 51 regarding pricing volatility with respect to certain components to manufacture ARWEN ammunition.

We may depend on key suppliers, page 20

Staff Comment No. 7.

You disclose that you may depend on key suppliers. To the extent that you are dependent on any suppliers, provide appropriate summary information about any such commercial or financial contracts. File any material agreement as an exhibit, or tell us why it is not required. Refer to Item 4.B.6. of Form 20-F. We also note your disclosure in the subsequent risk factor that your supply chain may be impacted. To the extent material, discuss how recent supply chain disruptions have impacted your operations.

Company's Response:

In response to the Staff's comment, we have revised the relevant risk factors on pages 22 and 23 and disclosed on page 51 that the ARWEN product line is not expected to be material to our operations in Fiscal 2023.

The Pre-funded Warrants are speculative in nature, page 33

Staff Comment No. 8.

Please expand your risk factor to note that the Warrants are also speculative in nature and clarify that there is no assurance that the market price of your Common Shares will ever equal or exceed the exercise price of the Warrants and that the Warrants may expire worthless. Additionally, advise if there may be an arbitrage opportunity that could depress the price of your Common Shares because the Warrants included in the Units and Pre-funded Units are expected to be separately listed on Nasdaq.

Company's Response:

In response to the Staff's comment, we have expanded the risk factor on pages 35 and 36 and added a new risk factor on page 36 with respect to a potential for an arbitrage opportunity that could depress the price of our Common Shares.

August 15, 2022

Capitalization and indebtedness, page 37

Staff Comment No. 9.

Revise to present the actual and as adjusted information as of March 31, 2022, consistent with the historical periods presented in the financial statements and the pro forma information included on page 15.

Company's Response:

In response to the Staff's comment, we have revised the Capitalization and Indebtedness information on page 40 as of June 30, 2022, consistent with the financial statements presented in the Form F-1.

Economic Dependence, page 52

Staff Comment No. 10.

We note your disclosure on page F-18 that for the three and six months ended March 31, 2022, one customer accounted for 84.19% and 85.25% of your total revenue. We also note your disclosure of a master service agreement entered in November 2021 with GDMS. Please revise to provide the material terms of any customer agreements on which you are dependent, including any milestones requirements and termination provisions. Identify the customer(s) and file any agreement as an exhibit, or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 56, with comparison to the three and nine months ended June 30, 2022, consistent with the financial statements presented in the Form F-1.

We have also revised the disclosure on page 56 to disclose that the MPSA governs the basic terms and conditions for future SOWs but does not itself create financial rights or obligations for KWESST or GDMS. Additionally, KWESST entered into the MPSA in the ordinary course of business, KWESST is not dependent on the MPSA and the MPSA is not material to KWESST's business or profitability nor is there any assurance that future SOW will be awarded. Accordingly, the terms of the MPSA need not be described in the Form F-1 and the MPSA is not required to be filed as an exhibit.

Operating and Financial Review and Prospects, page 61

Staff Comment No. 11.

Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation. Trends or uncertainties may include the combined impact of inflation and your inventory valuation method on cost of sales, gross profit, inventory and taxes.

August 15, 2022

Company's Response:

In response to the Staff's comment, we note that there are no known trends or uncertainties that have had or are reasonably likely to have a material impact on our business arising from, related to, or caused by inflation. Further, over the next twelve months, we do not anticipate inflation will have a material impact on our business.

Staff Comment No. 12.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Company's Response:

In response to the Staff's comment, we note that supply chain disruptions have not materially affected our outlook or business goals. Further, over the next twelve months, we do not anticipate supply chain disruptions will have a material impact on our business.

Staff Comment No. 13.

Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from, Russia's invasion of Ukraine.

Company's Response:

In response to the Staff's comment, we note that there are no known trends or uncertainties that have had or are reasonably likely to have a material impact on our business arising from, related to, or caused by Russia's invasion of Ukraine. Further, over the next twelve months, we do not anticipate Russia's invasion of Ukraine will have a material impact on our business.

Staff Comment No. 14.

Please clarify whether your "Public safety product sales" revenue segment includes any sales from your "non-lethal" product line.

Company's Response:

In response to the Staff's comment, we have revised the tabular disclosure on page 68.

August 15, 2022

Results of Operations - Three and Six Months Ended March 31, 2022 and 2021, page 62

Staff Comment No. 15.

We note in your reconciliation of Adjusted EBITDA loss you reflect $422,931 and $1,350,461 as "Other adjustments." It appears that these may represent "stock-based compensation" but are not reflected on the appropriate line. Please advise or revise.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 67, which is now based on three and nine months ended June 30, 2022, and 2021, consistent with the financial statements presented in the Form F-1.

Lock-up Agreements, page 62

Staff Comment No. 16.

Please disclose the exceptions to your lock-up agreements.

Company's Response:

In response to the Staff's comment, we have added the disclosure on pages 101 and 103 to disclose the exceptions to the lock-up agreements.

Material United States Federal Income Tax Considerations

Treatment of Pre-funded Warrants, page 112

Staff Comment No. 17.

We note your disclosure about the tax treatment of the Pre-funded Warrants, including that the Pre-funded Warrant should be treated as a separate class of your common shares for U.S. federal income tax purposes and a U.S. Holder of Pre-funded Warrants will not recognize gain or loss upon the exercise of a Pre-funded Warrant. Please attribute this opinion to tax counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences of your Pre-funded Warrants are not material to an investor.

Company's Response:

In response to the Staff’s comment, we have revised the disclosure on page 113 to attribute the opinion to Dorsey & Whitney LLP. We have also revised Item 8 of the Form F-1 to include the tax opinion.

Exhibits

Staff Comment No. 18.

August 15, 2022

We note your disclosure that you have employment agreements with your named executive officers. Please file the employment agreements as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Company's Response:

In response to the Staff's comment, we have revised Item 8 of the Form F-1 to include the employment agreements with our named executive officers.

Staff Comment No. 19.

Please tell us whether you have any material contracts with Alare Technologies that you intend to file relating to your partnership to develop your GhostNet project.

Company's Response:

We do not have any material contracts with Alare Technologies that we intend to file relating to our partnership to develop our GhostNet project. However, in response to the Staff's comment, we have revised the disclosure on page 46 to clarify that we have entered into a consulting agreement in the ordinary course of business with Alare Technologies.  We further note that there is no outstanding commitment under the consulting agreement, KWESST is not dependent on the consulting agreement and the consulting agreement is not material to KWESST's business or profitability.

General

Staff Comment No. 20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company's Response:

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

*****

August 15, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely,

KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault
Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP